EXHIBIT 99.7

CERTIFICATION
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Peter Grosskopf, Chief Executive Officer of Sprott Resource Lending Corp (the “Company”), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(i)

the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2012 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii)	the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Peter Grosskopf
Name:	Peter Grosskopf
Title:	Chief Executive Officer
(Principal Executive Officer)

Date:	February 28, 2013